Enterprise Bancorp, Inc.
parent company of Enterprise Bank


GROWTH • GROWTH
TRUST • TRUST • TRUST • TRUST • TRUST • TRUST • TRUST • TRUST • TRUST • TRUST
CARING • CARING • CARING • CARING • CARING
ADVOCACY • ADVOCACY • ADVOCACY • ADVOCACY • ADVOCACY
PURPOSE • PURPOSE • PURPOSE • PURPOSE • PURPOSE • PURPOSE
COMMITMENT • COMMITMENT • COMMITMENT
COMMUNITY • COMMUNITY • COMMUNITY • COMMUNITY • COMMUNITY • COMMUNITY • RELATIONSHIPS

THE VALUE OF A RELATIONSHIP-CENTRIC BANK

ANNUAL REPORT 2023


ENTERPRISE BANK & TRUST COMPANY
Enterprise

At Enterprise Bank, the primary barometer by which we measure our success has always been the strength of our relationships. United in our commitment to putting people first, Enterprise Bankers serve from a place of caring, compassion, and deep purpose, working tirelessly to serve the needs of our customers, communities, and stakeholders as we strive to live up to the trust they place in us.

In the following pages, our customers share—in their own words—how Enterprise Bankers have supported them, their businesses, and their communities as trusted advisors, volunteers, and friends. Their stories are a testament to the bonds we've fostered and to the value of our people-first philosophy. This commitment to building meaningful relationships with all those we serve has been fundamental to who we are as a bank since first opening our doors 35 years ago and has laid the foundation for ongoing mutual growth and success.

The words on the cover of this report; Trust, Caring, Growth, Purpose, Advocacy, Commitment and Community represent just a few of the many aspects of the strong and long-lasting relationships we create with our customers and our communities.

DEAR FRIENDS,

On January 3rd, Enterprise Bank celebrated our 35th anniversary, marking 35 years of creating positive impacts in the lives of the individuals, businesses, and communities we so passionately serve. This is entirely due to our collective Enterprise team.



ENTERPRISE BANKERS FROM THE LOWELL AND CHELMSFORD TEAMS ATTENDING A COMPANY TEAM-BUILDING EVENT.

The Enterprise Differentiation and Value Proposition

Since Enterprise Bank's founding, our strategy and vision have been to provide to our customers the best service, responsiveness, long-term trusting relationships, and local market knowledge, while at the same time delivering the technology, products, and services found at many of the top leading banks in the nation, including progressive digital banking, wealth management, cash management, residential lending, and commercial lending services. This combination of progressive offerings and prioritizing the human connection sets us apart from other banks.

Trusting Relationships with Our Customers

Enterprise Bank is built upon a people-first and customer-centric culture, and our success has always been measured, first and foremost, by the strength of our relationships. As the customer testimonials in the following pages of this report attest, our mission as Enterprise Bankers involves more than simply providing the products and services our customers need; we serve as trusted and consultative advisors, building lasting relationships through our genuine desire to support our customers.

Our People, Purpose, and Culture

For 35 years, we have put people at the heart of everything we do, acting out of a sincere desire to serve the customers, non-profits, communities, team members, and other stakeholders that put their trust in us. It's a mindset and purpose we all share as Enterprise Bankers, and our level of commitment to this distinguishes us from other banks.

At Enterprise Bank, our team members are our greatest assets and the driving force behind our success. We strive to attract talented individuals who operate from a sense of purpose, and we invest in their professional and personal growth and development.

Our Bank is committed to encouraging and fostering a culture of diversity, equity, inclusion, and belonging (DEIB) where everyone feels valued, respected, cared for and appreciated. Each year, we publish our DEIB Annual Report on our website (www.enterprisebanking.com/inclusion), highlighting our efforts and accomplishments.

In 2023, Enterprise Bank was recognized for the twelfth consecutive year by The Boston Globe as one of The Top Places to Work in Massachusetts. We were ranked #9 among 55 large-sized companies in this category. Energage, the company that conducts employee surveys and compiles statewide rankings of "The Top Places to Work," also recognized Enterprise Bank with industry cultural excellence awards in 10 categories: Leadership, Innovation, Compensation and Benefits, Work-Life Flexibility, Purpose and Values, Employee Well-Being, Employee Appreciation, Professional Development, and Financial Services.

Our Bank's culture is a reflection of the leadership and oversight of our board of directors. Strong leadership and sound corporate governance are essential to the long-term success of any organization. Our board is comprised of accomplished leaders who bring unique perspectives, skills, and experiences instrumental to driving our continued success and making us a stronger financial institution and community leader. Fiercely dedicated and committed to the Bank's core values, vision, and principles, our board operates from a true purpose-driven spirit.

Community

Enterprise Bank is a true community bank. We dedicate ourselves to strengthening the economic fabric of the communities in which we serve. As both a core value of our organization and an intrinsic part of our identity, community is something we consistently strive to foster and support.

Remaining committed to our purpose of making a positive difference in the lives of the individuals, businesses, and communities we so passionately serve, and playing an active role in making every community in which we operate a better place to live and work, we continually invest our time, resources, and expertise. Last year, Enterprise Bank extended support to more than 425 organizations through donations, sponsorships, and volunteer efforts. We also supported our non-profit organizations through our long running seminar series—the Non-Profit Collaborative and our Business Leadership Forum.

In 2023, the Bank was recognized once again by the *Boston Business Journal* as a top philanthropic company in Massachusetts, ranking #2 among Massachusetts companies for the highest average hours per team member (36.24 hours per team member) in community service for the second consecutive year. This special recognition is a validation of all the wonderful work our team members do in service of our communities. Enterprise was also ranked #52 for charitable giving among the largest corporate donors in Massachusetts.

Early last year, we published our second annual Environmental, Social, and Governance (ESG) Report, highlighting our efforts as a responsible corporate partner to the communities and customers we serve, and to all stakeholders who put their trust in us. The ESG Report can be found on our website (www.enterprisebanking.com/ESG); we will be posting our 2023 report in the coming weeks.

Our Growth

We have now recorded 137 consecutive profitable quarters and have increased our annual dividend for 32 consecutive years; our dividend has increased every year since we began paying a dividend.

Financial results for 2023 include:

- Net income was $38.1 million;
- Total loans grew by 12% and amounted to $3.57 billion at year end;
- Total customer deposits decreased by 1% and ended 2023 at $3.98 billion;
- Total assets ended 2023 at $4.47 billion, an increase of 1%;
- Wealth assets under management and administration ended 2023 at $1.32 billion, an increase of 21%;
- Loan quality continued to be strong at December 31, 2023 with non-performing loans at 0.32% of total loans and net charge-offs for the year at only $105,000; Additionally, the allowance for credit losses was 1.65% of total loans.

Over the past five years we have experienced the COVID-19 pandemic, inflation, an extremely rapid decline in interest rates, more recently an extremely rapid increase in interest rates, an inverted yield curve, and many other headwinds and challenges. We have navigated through numerous economic cycles over our 35 years. Even through the recent "headwinds", our financial results have been very strong, with our average annual compounded growth rates over the last five years ending December 31, 2023, being as follows:

- Net income – 6%
- Annual dividend – 10%
- Total loans – 8%
- Total customer deposits – 10%
- Total assets – 9%

ENTERPRISE PROFILE Financial Data (as of 12/31/23)

$4.47 billion ASSETS	$3.98 billion DEPOSITS	$3.57 billion LOANS	$1.32 billion WEALTH ASSETS UNDER MANANGEMENT AND ADMINISTRATION



RELATIONSHIPS • RELATIONSHIPS • RELATIONSHIPS • RELATIONSHIPS

ENTERPRISE BANK'S WESTFORD BRANCH UNDERWENT EXTENSIVE RENOVATIONS IN 2023 TO ENHANCE THE EXPERIENCE FOR OUR CUSTOMERS SEEKING BANKING AND LENDING SERVICES.

Technology

Since our founding, we have continually invested in technology. We empower our customers to do business with us in a way that is most convenient for them. Accordingly, over the last few years, Enterprise Bank has been focusing on a digital evolution initiative, increasing the convenience with which customers and prospects communicate and do business with us and enhancing our operating efficiency. Last year, we further adopted several technology services, including DocuSign, which streamlines the way that customers receive, sign, and return paperwork, and Coconut, an appointment-booking tool which enables customers to view team members' calendar availability in real-time and schedule appointments at their convenience. We also launched Payee Match, a service which adds an extra level of protection against unauthorized disbursements and fraudulent checks for our corporate Check Positive Pay clients, and ZRent, a rent collection service. Furthermore, this year, we augmented our Call Center with the integration of SMS (text) chat capabilities. Our Call Center Specialists can now transition customers seamlessly between various digital channels—voice, email, web chat, and SMS chat—and guide customers towards the channels best suited to resolving their issues. At 20 of our 28 ATMs, we also added tap-reader functionality, enabling customers to tap their debit cards for access instead of having to insert their chip card.

Aside from customer-facing technology improvements, there were also various enhancements implemented behind the scenes. Our transition to a cloud-based infrastructure, the digitization of paper-intensive processes, and the automation of time-consuming manual processes, all added to the Bank's operational efficiency.

These strategic investments in technology, paired with our people-first philosophy, have been enormously valuable, particularly during and after the pandemic which so drastically transformed customer expectations and how businesses operate. As customer expectations evolve, so does our Bank, leveraging technology to strengthen the human connection.

Looking Ahead

We would again like to thank our board of directors for their counsel and advice, and for setting the example of excellence, operating from a sense of purpose, and laying an important foundation for building relationships. In closing, we express our deepest appreciation and gratitude to each of you—our shareholders, customers, community members, and team members—for the trust and confidence you place in us and for your support. The growth of Enterprise Bank stems from the trusting relationships we have all built with each other.

With deep gratitude,

Richard W. Main
President

George L. Duncan
Chairman

Jack Clancy
Chief Executive Officer



2023 FINANCIAL HIGHLIGHTS

Operating Results

- Net income of $38.1 million, or $3.11 per diluted share for 2023, versus $42.7 million, or $3.52 per diluted share for 2022
- ROA of 0.85%, and ROE of 12.48%

Loans

- Loans of $3.57 billion at December 31, 2023, an increase of 12% versus December 31, 2022
- Loan to deposit ratio of 90%
- Loan to asset ratio of 80%

Capital

- Paid a dividend of $0.92 per share
- Total capital to risk weighted assets ratio of 13.12% at December 31, 2023

Deposits

- Deposits of $3.98 billion at December 31, 2023, a decrease of 1% versus December 31, 2022

Asset Quality

- Nonperforming loans to total loans of 0.32% at December 31, 2023
- Net charge-offs of $105 thousand

Liquidity

- $57 million in cash and equivalents at year end
- Approximately $1.2 billion in available borrowing capacity at the FHLB/FRB at December 31, 2023

COMPOUND ANNUAL GROWTH RATES THROUGH 12/31/23

ITEM	LAST FIVE YEARS	LAST TEN YEARS	LAST FIFTEEN YEARS	LAST TWENTY YEARS
Assets	9%	9%	9%	9%
Loans Outstanding	8%	9%	9%	10%
Customer Deposits	10%	10%	11%	9%
Net Income	6%	11%	14%	9%

This growth has been entirely organic.

Selected Financial Data and Ratios

Year Ended December 31	2023	2022	2021	2020	2019
BALANCE SHEET DATA			(dollars in thousands, except per share data)		
Total cash and cash equivalents	$ 56,592	$ 267,589	$ 436,576	$ 253,782	$ 63,794
Total investment securities at fair value	668,171	820,371	958,215	583,049	505,255
Total loans (1)	3,567,631	3,180,518	2,920,684	3,073,860	2,565,459
Allowance for credit losses	58,995	52,640	47,704	44,565	33,614
Total assets	4,466,034	4,438,333	4,447,819	4,014,324	3,235,049
Total deposits	3,977,521	4,035,806	3,980,239	3,551,263	2,786,730
Subordinated debt	59,498	59,182	58,979	73,744	14,872
Total shareholders' equity	329,117	282,267	346,895	334,426	296,641
Total liabilities and shareholders' equity	4,466,034	4,438,333	4,447,819	4,014,324	3,235,049
WEALTH MANAGEMENT					
Wealth assets under management (2)	$ 1,077,761	$ 891,451	$ 1,041,409	$ 976,502	$ 914,301
Wealth assets under administration (2)	$ 242,338	$ 198,586	$ 257,867	$ 210,900	$ 187,501
SHAREHOLDERS' EQUITY RATIOS					
Book value per common share	$ 26.82	$ 23.26	$ 28.82	$ 28.01	$ 25.09
Dividends paid per common share	$ 0.92	$ 0.82	$ 0.74	$ 0.70	$ 0.64
REGULATORY CAPITAL RATIOS					
Total capital to risk weighted assets	13.12%	13.49%	13.73%	14.62%	11.88%
Tier 1 capital to risk weighted assets (3)	10.34%	10.56%	10.62%	10.77%	10.13%
Tier 1 capital to average assets	8.74%	8.10%	7.56%	7.52%	8.86%
CREDIT QUALITY DATA					
Non-performing loans	$ 11,414	$ 6,122	$ 26,522	$ 38,050	$ 14,771
Non-performing loans to total loans	0.32%	0.19%	0.91%	1.24%	0.58%
Non-performing assets to total assets	0.26%	0.14%	0.60%	0.95%	0.46%
ACL for loans to total loans	1.65%	1.66%	1.63%	1.45%	1.31%
Net charge-offs	$ 105	$ 239	$ 3,964	$ 1,548	$ 1,415
INCOME STATEMENT DATA					
Net interest income	$ 153,084	$ 151,798	$ 141,556	$ 130,134	$ 115,857
Provision for credit losses	9,249	5,800	1,770	12,499	1,180
Total non-interest income	17,609	18,462	18,107	17,247	16,319
Total non-interest expense	110,199	108,314	102,135	93,254	86,415
Income before income taxes	51,245	56,146	55,758	41,628	44,581
Provision for income taxes	13,187	13,430	13,587	10,172	10,381
Net income	$ 38,058	$ 42,716	$ 42,171	$ 31,456	$ 34,200
INCOME STATEMENT RATIOS					
Diluted earnings per common share	$ 3.11	$ 3.52	$ 3.50	$ 2.64	$ 2.89
Return on average total assets	0.85%	0.96%	0.98%	0.82%	1.10%
Return on average shareholders' equity	12.48%	14.47%	12.49%	9.95%	12.31%
Net interest margin (tax-equivalent) (4)	3.51%	3.54%	3.44%	3.59%	3.95%

(1) Balance includes PPP loans of $2.2 million, $71.5 million and $443.1 million at December 31, 2022, 2021 and 2020, respectively.
(2) Wealth assets under management and wealth assets under administration are not carried as assets on the Company's Consolidated Balance Sheet. Please refer to the Company's Form 10-K for more information.
(3) Ratio also represents common equity tier 1 capital to risk weighted assets as of the periods presented.
(4) Tax-equivalent net interest margin is net interest income adjusted for the tax-equivalent effect associated with tax-exempt loan and investment income, expressed as a percentage of average interest-earning assets.

EPENDABILITY • DEPENDABILITY • DEPENDABILITY • DEPENDABILIT

HYDRA TECH, INC.



"Years ago, I switched to Enterprise and I've never looked back—the experience has been phenomenal! Enterprise Bankers are quick, responsive, and accommodating. Whenever I need them, they're there for me; that was never clearer than during the pandemic. While other businesses in the area were struggling to reach their bankers and get the help they needed, Enterprise was always just a quick phone call away. That kind of **DEPENDABILITY** and service, especially in times of crisis like the pandemic, is very rare and truly showcases Enterprise's commitment to its customers."

– DON SMITH, JR.

Since its founding as a hydrant maintenance company in 2002, Hydra Tech, Inc. has successfully grown into a full water utility and repair company. Owning over 20 trucks and a vast variety of excavation equipment and specialty tools, we are dedicated to providing our customers with exceptional service. We believe in empowering our clients to operate at their best so that they can, in turn, deliver the highest quality of service to their communities. We provide repairs, maintenance, and workmanship that you can count on, putting safety and dependability at the heart of everything we do. At Hydra Tech, Inc. we are committed to serving the wide range of needs presented by municipal and private water systems.

JON BULLOCK,
COMMERCIAL LENDING OFFICER

ERIN SMITH, CO-OWNER

DON SMITH, JR., FOUNDER & PRESIDENT

GREATER LOWELL YMCA

> “The team at Enterprise Bank is phenomenal—it’s what sets them apart from any other bank out there. They’re patient, knowledgeable, and hardworking, but most of all, they’re **GENUINE**, down-to-earth people. It’s never a stuffy, generic exchange when I work with them; from the wealth management team, to the branch employees, to the executive leadership team, I have good relationships with team members all throughout the bank. They’re people I trust and who I sincerely enjoy working with.
>
> – KEVIN MORRISSEY

Guided by our core values of caring, honesty, respect and responsibility, the YMCA is dedicated to giving people of all ages, backgrounds, and walks of life the opportunity to reach their full potential with dignity. We are a leading nonprofit committed to strengthening community by empowering young people, improving the health and well-being of people of all ages, and inspiring action in and across communities. The Greater Lowell YMCA serves more than 5,000 members and owns two properties: the Greater Lowell YMCA and Camp Massapoag. We serve more than 15,000 community members a year through programs and ancillary programs and we provide annual financial assistance to those in need.



KEVIN MORRISSEY, CEO

PATRICK CONNERTY,
SENIOR FINANCIAL ADVISOR

CAMBODIAN MUTUAL ASSISTANCE ASSOCIATION (CMAA)

“Enterprise Bank has been so good to the CMAA. We can always count on Enterprise bankers to be there when we need them and to guide us through any issue with patience and **PROFESSIONALISM**. What has impressed me most, however, is how active they are outside the walls of their offices and how much they contribute to the community beyond the scope of their roles as bankers. Over the years, Enterprise Bankers have given seminars to our CMAA team, shared their financial expertise with our leadership and board, and supported community events hosted by the CMAA and other nonprofits in the area. It feels like so much more than a banking relationship to work with people who share our commitment to the community.

– SOTHEA CHIEMRUOM

In the early 1980s, thousands of Cambodians fled their homeland to escape a communist regime and genocide, with many resettling in the city of Lowell and other cities throughout the U.S. In 1984, the Cambodian Mutual Assistance Association (CMAA) was founded to provide support to these Cambodian communities, offering services ranging from language translation, to assisting with food and shelter resources, to organizing community events that bring people together. Today, CMAA is proud to be one of the leading nonprofits serving the Cambodian-American community, providing a wide range of programs and services designed to help people overcome the challenges they face, craft a brighter tomorrow, and foster lasting positive change within the communities we serve.


SSIONALISM • PROFESSIONALISM • PROFESSIONALISM • PROFESSIONALISM • PROFESSIONALISM

CHRIS DIAS, SENIOR CASH MANAGEMENT ADVISOR

MARIA LOBAO, MARKET RELATIONSHIP MANAGER

SOTHEA CHIEMRUOM, EXECUTIVE DIRECTOR

SIXTO DEJESUS, REGIONAL BUSINESS ADVISOR


CRAFTSMAN
STIHL
Chain Saws
O'Connor Hardware

ACCESSIBLE • ACCESSIBLE • ACCESSIBLE • ACCESSIBLE • ACCESSIBLE • ACCESSIBLE • AC

O'CONNOR HARDWARE

O'Connor Hardware, a family-owned regional hardware store founded in 1954 by Jerry's father, Jeremiah P. O'Connor, celebrates its 70th anniversary in 2024. A "destination store" known for its excellent customer service and wide selection of products and services—from paints and seasonal items to outdoor power equipment and maintenance services—our store family stands at around 150 members strong.

MARIE TREMBLAY, MARKET RELATIONSHIP MANAGER

JERRY O'CONNOR, OWNER

PAMELA DALTON, SENIOR COMMERCIAL LENDING OFFICER

> Enterprise Bank has been a locally-owned-and-operated fixture in our community for decades, and they have taken excellent care of me throughout all the years I've banked with them. From the top down, the entire team has always been **ACCESSIBLE** and there when I needed them. Whether it's my bankers, Pamela and Marie, the branch teams, the CEO, or the president, everyone knows me and greets me by name when I see them. You don't get that with every bank.
>
> – JERRY O'CONNOR

PAUL THE PLUMBER

"In nearly 15 years of banking with Enterprise, they have always exceeded my expectations and gone the extra mile to make sure I'm satisfied with the service. At Paul the Plumber, we put customer satisfaction at the forefront of everything we do, because, at the end of the day, our responsibility is to the people we serve who **TRUST** us with their needs. Doing business with Enterprise and visiting their branches, it's clear that they share that people-first philosophy—their team's sincere commitment to ensuring I have the best possible experience and their genuine desire to see my business and me succeed comes through in every interaction I have with them.

– PAUL BEARS

Paul The Plumber is here to help with all your plumbing, heating, and air conditioning needs! From repairs, to replacements, to proactive maintenance, we'll always provide honest, expert recommendations and personalized solutions. Our goal is to ensure your safety and comfort, no matter the season. Every contractor on our team is trained, experienced, and makes quality customer service a top priority. Whether you're looking to lower your heating bills, save on your water use, get cleaner water, or improve your home's indoor air quality, Paul the Plumber is here to serve.

PETER RAYNO, NH COMMUNITY BANKING & LENDING DIRECTOR,

LAURA FRASER, SENIOR COMMERCIAL LENDING OFFICER,

MICHAEL BEARS, SALES AND MARKETING MANAGER

DANNY BEARS, WAREHOUSE MANAGER, LICENSED PLUMBER AND LICENSED GAS SERVICE TECHNICIAN

PAUL BEARS, OWNER/PRESIDENT

TOM HOSEY, MARKET RELATIONSHIP MANAGER



CARE • CARE • CARE • CARE • CARE • CARE • CARE • CARE • CARE • CARE

APPLEWILD

"I'm an educator, not a banking and finance expert, so when Applewild's enrollment grew to the point where we needed to invest in dorm renovations and development, I called my Enterprise bankers. They were wonderful in helping me understand what my options were and explaining the application process. They made the process easy to understand and were there to guide me every step of the way, all the while demonstrating genuine respect and appreciation for what we're trying to do for our students and our community. It means a lot to work with people who sincerely **CARE** about our mission and truly want to see us succeed."

– AMY JOLLY


Kindness
into
EVERYDA

DEBBIE AVERY, SENIOR FINANCIAL ADVISOR

CHERYL GAUDREAU, SENIOR REGIONAL BUSINESS ADVISOR

AMY JOLLY, HEAD OF SCHOOL WITH ROSEMARY THE CORGI

At Applewild, we believe that the ages of three to fifteen are the most important in a child's education—the foundation upon which all future success is built. We empower students to discover their passion for learning and pursue excellence in academics, arts, and athletics in our supportive environment, employing a metacognitive approach where we help each child not only to develop skills, but also to plan, monitor, and reflect on their efforts. The magic at Applewild derives from a coherent, intentional plan in which our Core Values are interwoven with our Core Competencies. These strengthen and guide our developmental approach and unite us as a community of learners who are actively involved in, and responsible for, healthy growth. Students graduate from Applewild as accomplished young people who know how they learn, who are poised to accept the challenges of rigorous academic work, and who are confident that they can make a difference in the world.

UNITY • COMMUNITY • COMMUNITY • COMMUNITY • COMMUNITY • C


ONMENT

GROUNDWORK LAWRENCE

"Enterprise is more than just a bank; they're part of the fabric of our community. When I walk into a branch, the team knows who I am and greets me by name, not just because I'm a customer, but because they're actively engaged in our community. I see Enterprise Bankers at local events, serving on nonprofit boards, and giving back wherever there's a need. There's just something so special about banking with people who I know and trust, and who show up in the **COMMUNITY** we share in so many different ways."

– LESLY MELENDEZ

Groundwork Lawrence, Inc. (GWL), a 501(c)3 nonprofit organization, has been making change happen in Massachusetts since 1999. We are committed to "changing places, changing lives, and changing systems" through on-the-ground projects that help to transform local communities, focusing our efforts in four areas of work: environmental and open space improvements, fresh food access programs, youth and adult education and employment initiatives, and community programming and events. Our mission, shared throughout the Groundwork USA Network, is to bring about the sustained regeneration, improvement, and management of the physical environment by developing community-based partnerships which empower people, businesses, and organizations to promote environmental, economic, and social well-being.

JESUS SURIEL, SENIOR BUSINESS ADVISOR

LESLY MELENDEZ, EXECUTIVE DIRECTOR

JESSICA PHILLIPS, SENIOR BRANCH RELATIONSHIP MANAGER

G. MELLO DISPOSAL CORP.

"Enterprise Bank is a pleasure to work with; I feel like my business truly matters to them. Unlike other banks, which keep me waiting, bounce me from one representative to the next, and offer me generic, cookie-cutter solutions, working with Enterprise feels like I have my own personal banker every time I interact with them. They take the time to talk through my circumstances and **UNDERSTAND** my needs so that they can tailor their recommendations to best address them. Whatever questions I have, whatever concerns I raise, Enterprise Bankers are always right there with me.

– JASON MELLO

Incorporated by Jason's grandfather, G. Mello Disposal Corp. is a family-owned-and-operated waste management company specializing in residential, commercial, and industrial waste management solutions that has served the greater North Shore and Southern New Hampshire area for more than 45 years. Built upon a philosophy of excellence in customer service, our company offers various waste and recycling solutions to meet customers' needs. G. Mello Disposal Corp. also owns or manages a combined three transfer stations that offer residents, non-residents, and commercial customers a safe, clean, and environmentally friendly location to dispose of all solid waste and recyclables.


G. MELLO
G. MELLO

JASON MELLO, PRESIDENT

DAVID TWISS, SENIOR COMMERCIAL LENDING OFFICER

GBQ HOMES, LLC

"When I first approached Enterprise Bank, my business was young and I was looking for funding to grow. Other banks I reached out to quickly turned me away; some wouldn't even sit down with me. Then I called Mark. He worked with me to set smaller steps and goals that would get me to where I needed to be so that the bank could take me on. As a startup, I really counted on his experience and **EXPERTISE**. Thanks to his open mind, guidance, and genuine interest in helping me succeed, I was eventually able to secure the loan through Enterprise which enabled me to take my business to the next level.

– GERRY BEIQUE

At GBQ Homes, we take great pride in our professional workmanship and ability to deliver outstanding results. Since our founding, we've worked tirelessly to build and maintain our reputation as a leading Windham, NH building and development company, providing clients with a wide range of services to cover all their needs. No matter what your project might be, our contracting professionals are here to bring your dreams to life.



EXPERTISE • EXPERTISE • EXPERTISE • EXPERTISE • EXPERTISE • EXPERTISE • EXPERTISE • EXPERTISE • EXPERTISE

AMY NYMAN, CONSTRUCTION LENDING PORTFOLIO MANAGER

GERRY BEIQUE, FOUNDER

MARK OWEN, CONSTRUCTION LENDING MANAGER


DOW CO.
INC.
ELECTRIC
81673

SERVICE • SERVICE • SERVICE • SERVICE • SERVICE • SERVICE • SERVICE • SERVICE • SERVICE

JOHN MOYNIHAN, SENIOR CASH MANAGEMENT ADVISOR

BRENT DOW, PRESIDENT

DANA DOW, VICE PRESIDENT

TODD DOW, VICE PRESIDENT

DWIGHT FEENEY, COMMERCIAL LENDING MANAGER

The Dow Company has been a family-owned and -operated business since its founding in 1904 by Robert Dow. Now under our 5th generation of Dow leadership, we are a full-service site and highway contractor offering a wide variety of services, including land clearing, erosion control, fencing, cuts, fills, blasting, utility installations, deep foundation excavation and support systems, grading, paving, curb and sidewalk placement, and landscaping.

THE DOW COMPANY, INC.

“For years, I worked with big banks. When I needed a loan for new equipment, they made me jump through endless hoops—it was torture. I never felt like I had any rapport with them; it was so impersonal. When I turned to Enterprise Bank, the experience was night and day. Dwight took the time to explain my options, guide me through the loan process, and answer all my questions. With Enterprise, I always get the answers and **SERVICE** I’m looking for, quickly and professionally. Enterprise treats me like a person, not just another account on their books, and their longtime independence and stability reassures me that they’re here to stay.

– BRENT DOW

Enterprise Bank

222 Merrimack Street, Lowell, MA 01852 • 978-459-9000

27 branch locations serving 22 communities:

19 locations in Massachusetts

- Acton, Andover, Billerica (2), Chelmsford (2), Dracut, Fitchburg, Lawrence, Leominster, Lexington, Lowell (2), Methuen, North Andover, Tewksbury (2), Tyngsboro, Westford

8 locations in New Hampshire

- Derry, Hudson, Londonderry, Nashua (2), Pelham, Salem, Windham



MANCHESTER
AUBURN
CHESTER
BEDFORD
SANDOWN
93
DERRY
HAMPSTEAD
MERRIMACK
LONDONDERRY
ATKINSON
PLAISTOW
LITCHFIELD
101A
495
WINDHAM
SALEM
HUDSON
HAVERHILL
GROVELAND
3
HOLLIS
PELHAM
METHUEN
GEORGETOWN
NASHUA
LAWRENCE
BOXFORD
ASHBY
TOWNSEND
PEPPERELL
DUNSTABLE
DRACUT
NORTH ANDOVER
ASHBURNHAM
TYNGSBOROUGH
LOWELL
495
ANDOVER
95
GROTON
TEWKSBURY
MIDDLETON
LUNENBURG
WESTFORD
CHELMSFORD
NORTH READING
93
FITCHBURG
SHIRLEY
AYER
BILLERICA
WILMINGTON
WESTMINSTER
2
READING
LITTLETON
CARLISLE
HARVARD
3
LEOMINSTER
BURLINGTON
BEDFORD
LANCASTER
BOXBOROUGH
ACTON
WOBURN
190
495
2
CONCORD
95
PRINCETON
STERLING
BOLTON
STOW
LEXINGTON
MAYNARD
LINCOLN
WALTHAM

Communities with branch locations are shown in gold.

Investor Relations

Enterprise Bancorp, Inc.
222 Merrimack Street, Lowell, MA 01852
978-459-9000 • shareholders@ebtc.com

Transfer Agent and Registrar

Shareholders who have questions regarding their ownership of Enterprise Bancorp, Inc. stock should contact our transfer agent:
Computershare Investor Services
PO Box 43006
Providence, RI 02940-3006
888-218-4390

info@ebtc.com • EnterpriseBanking.com

The common stock of Enterprise Bancorp, Inc. is traded on the NASDAQ Stock Market under the symbol “EBTC”.

Enterprise Bancorp, Inc. and Enterprise Bank

BOARD OF DIRECTORS

George L. Duncan
Founder and Chairman of the Board

James F. Conway III
Vice Chairman and Lead Director of the Board
Former President, Chief Executive Officer
and Chairman, Courier Corporation

John A. Koutsos
Secretary of the Board
President, Alec's Shoe Store, Inc.

Kenneth S. Ansin
President, Ansin Consulting Group

Gino J. Baroni
Owner and Managing Principal,
Trident Project Advantage Group

Jack Clancy
Chief Executive Officer,
Enterprise Bank

John R. Clementi
Chief Executive Officer, Longview Development, LLC
Former President, Plastican, Inc.

Dr. Carole A. Cowan
Former President, Middlesex Community College

Normand E. Deschene
Former Chief Executive Officer,
Wellforce

John T. Grady, Jr.
Senior Advisor, G2 Capital Advisors

Mary Jane King
President, Conway Management Company

Joseph C. Lerner
Managing Partner, 819 Energy, LLC

Shelagh E. Mahoney
Owner and Chief Executive Officer,
Eastern Salt Company, Inc.

Richard W. Main
President, Enterprise Bank

Dr. Jacqueline F. Moloney
Professor and Chancellor Emerita,
University of Massachusetts Lowell

Michael T. Putziger
Chairman, WinnCompanies

Carol L. Reid
Former Corporate Controller and
Chief Accounting Officer, Avid Technology, Inc.

Nickolas Stavropoulos
Former President and Chief Operating Officer,
Pacific Gas and Electric Company

General Counsel
Gallagher & Cavanaugh LLP

SEC & Regulatory Counsel
Hunton Andrews Kurth LLP

Financial Consultant
Raymond L. Anstiss, Jr., CPA

Advisor to the Enterprise Wealth Management Committee
Marcia S. Wagner, Esquire

Honorary Board Members
Nancy L. Donahue
Lucy A. Flynn
Eric W. Hanson
John P. Harrington
Arnold S. Lerner
Luis M. Pedroso

ENTERPRISEBANKING.COM

"IF EVERYONE IS MOVING FORWARD TOGETHER, THEN SUCCESS TAKES CARE OF ITSELF." – HENRY FORD

Enterprise Bancorp, Inc.
parent company of Enterprise Bank

Member FDIC

EQUAL HOUSING LENDER

002CSNE6B2